Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2003	2002	2003	2002

Income before federal income taxes	$1,102	$1,464	$3,042	$2,672
Add:
Provision for federal income taxes	263	485	970	848
Interest expense on all indebtedness	9,091	10,214	18,619	20,360

Earnings, as adjusted	$10,456	$12,163	$22,631	$23,880

Fixed charges:
Interest expense on all indebtedness	$9,091	$10,214	$18,619	$20,360
Preferred stock dividends	34	24	64	57

Fixed charges including preferred stock dividends	$9,125	$10,238	$18,683	$20,417

Ratio of earnings to combined fixed charges and preferred dividends	1.15:1	1.19:1	1.21:1	1.17:1